UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 29, 2024

CORNER GROWTH ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39814	98-1563902
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

251 Lytton Avenue, Suite 200 Palo Alto, California	94301
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (650) 543-8180

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-third of one redeemable warrant	COOLU	The Nasdaq Stock Market LLC
Class A Ordinary Shares included as part of the units	COOL	The Nasdaq Stock Market LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	COOLW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

Investor Presentation

On April 29, 2024, Noventiq Holdings PLC (“Noventiq”) provided supplemental information regarding the Business Combination (as defined below) in an investor presentation. A copy of the presentation is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

The information in this Current Report on Form 8-K with respect to Item 8.01 (including the investor presentation attached hereto as Exhibit 99.1) is being furnished pursuant to Item 8.01 of Form 8-K and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemd to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

No Offer or Solicitation

This communication relates to the proposed business combination (the “Business Combination”) between Noventiq and Corner Growth Acquisition Corp. (the “Company” or “Corner Growth”). This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information and Where to Find It

In connection with the Business Combination, Noventiq Holding Company has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form F-4 (as may be amended from time to time, the “Registration Statement”), which includes a preliminary prospectus and preliminary proxy statement. Corner Growth will mail a definitive proxy statement, definitive prospectus and other relevant documents to its shareholders when the Registration Statement is declared effective. This communication is not a substitute for the Registration Statement, the definitive proxy statement, the definitive prospectus or any other document that Corner Growth will send to its shareholders in connection with the Business Combination. Investors and security holders of Corner Growth are advised to read, when available, the proxy statement in connection with Corner Growth’s solicitation of proxies for its special meeting of shareholders to be held to approve the Business Combination (and related matters) because the proxy statement will contain important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement will be mailed to shareholders of Corner Growth as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the proxy statement, without charge, once available, at the SEC’s website www.sec.gov or by directing a request to: ryan.flanagan@icrinc.com.

Participants in the Solicitation

Corner Growth, Noventiq and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Corner Growth’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Corner Growth’s directors and officers in Corner Growth’s filings with the SEC including the Registration Statement which will include the proxy statement of Corner Growth for the Business Combination, and such information and names of Noventiq’s directors and executive officers will also be in the Registration Statement which will include the proxy statement of Corner Growth for the Business Combination.

About Noventiq

Noventiq is a leading global solutions and services provider in digital transformation and cybersecurity, headquartered in London. The company enables, facilitates, and accelerates digital transformation for its customers’ businesses, connecting organizations across a comprehensive range of industries with best-in-class IT vendors, alongside its own services and proprietary solutions.

The company’s rapid growth is underpinned by its three-dimensional strategy to expand its market penetration, product portfolio, and sales channels. This is supported by an active approach to M&A, positioning Noventiq to capitalize on the industry’s ongoing consolidation. With around 6,400 employees globally, Noventiq operates in approximately 60 countries with significant growth potential in multiple regions including Latin America, EMEA, and APAC – with a notable presence in India.

About Corner Growth Acquisition Corp.

Corner Growth (Nasdaq: COOL) is a special purpose acquisition company (SPAC) focused on partnering with a high growth technology company. Corner Growth’s mission is to deliver value to its investors by providing a compelling alternative to a traditional public offering. Corner Growth is uniquely positioned to deliver on its value-add approach given its management team’s history, experience, relationships, leadership and track record in identifying and investing in disruptive technology companies across all technology verticals.

Corner Growth also brings a group of highly respected investment professionals, with strong track records and deep individual experience in SPAC and de-SPAC processes, a rolodex of premier public market investors, and a team of advisors who offer experience and access to networks across a broad functional and physical geography.

Forward Looking Statements

Certain statements made herein that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “target,” “aim,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between Corner Growth and Noventiq, the estimated or anticipated future results and benefits of the Combined Company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the Combined Company, statements regarding Noventiq’s future financial position, and other statements that are not historical facts. These statements are based on the current expectations of Corner Growth’s management and/or Noventiq’s management, as applicable, and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Corner

Growth and Noventiq. These statements are subject to a number of risks and uncertainties regarding Noventiq’s business, Corner Growth’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; the risk that the approval of the shareholders of Corner Growth or Noventiq for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Corner Growth or Noventiq; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability of the Combined Company to grow and manage growth profitably and retain its key employees; the amount of redemption requests made by Corner Growth’s shareholders; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the Business Combination; costs related to the Business Combination; the impact of competitive products and pricing on Noventiq; Noventiq’s ability to offer the products and services of its key vendors, particularly Microsoft, for sale to customers and to earn incentives on such sales; demand for Noventiq’s services and solutions; the ability of Noventiq to achieve operating synergies from acquired businesses; the successful integration of acquired businesses; breaches in cybersecurity or disruption to IT systems; Noventiq’s ability to attract, hire, train and retain experienced personnel; fluctuations in currency exchange rates; the ability to comply with the laws and regulations across the markets in which Noventiq operates and the effectiveness of its internal controls, procedures, compliance systems and risk management systems; other risks and uncertainties detailed in the F-4; and those factors discussed in Corner Growth’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on March 31, 2021, in Corner Growth’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on April 1, 2024, and other filings with the SEC. If any of these risks materialize or if assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Corner Growth and/or Noventiq presently do not know or that Corner Growth and/or Noventiq currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide the expectations, plans or forecasts of future events and views of Corner Growth and/or Noventiq as of the date of this communication. Corner Growth and Noventiq anticipate that subsequent events and developments will cause their assessments to change. However, while Corner Growth and/or Noventiq may elect to update these forward-looking statements at some point in the future, Corner Growth and Noventiq specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Corner Growth’s and/or Noventiq’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Investor Presentation of Noventiq Holdings PLC, dated April 29, 2024.

104	Cover Page Interactive Data File (embedded within the inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CORNER GROWTH ACQUISITION CORP.

Date: April 29, 2024	By:	/s/ Marvin Tien
Marvin Tien
Co-Chairman, Chief Executive Officer and Acting Chief Financial Officer

Exhibit 99.1 Investor Presentation 2024

Safe harbor This investor presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates, forecasts, and projections about the industries in which Noventiq operates, and the beliefs and assumptions of the company's management. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “targets”, “believes”, “expects”, “estimates”, “projects”, “anticipates”, “intends”, “plans”, “may”, “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. Forward-looking statements appear in a number of places and include, without limitation, statements regarding Noventiq's future financial position, business strategy, budgets, projected costs, plans, and objectives of management for future operations, as well as statements regarding the proposed transaction and potential market opportunities. Forward- looking statements involve risks and uncertainties, some of which are beyond Noventiq’s control, that could cause actual results to differ materially from those expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to: general economic and business conditions; the impact of competitive products and pricing; the ability to offer vendors’ products for sale to customers and to earn incentives on such sales; demand for Noventiq’s services and solutions; the ability to achieve operating synergies from acquired businesses; the successful integration of acquired businesses; breaches in cybersecurity or disruption to IT systems; the ability to attract, hire, train and retain experienced personnel; fluctuations in currency exchange rates; the ability to comply with the laws and regulations across the markets in which Noventiq operates; and other risks and uncertainties detailed from time to time in Noventiq's filings with regulatory authorities. Forward-looking statements speak only as at the date of this investor presentation, and Noventiq does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Forward-looking statements involve a number of judgments, risks and uncertainties and no representation is made that any forward-looking statements will come to pass or that any forecast result will be achieved. Prospective investors are cautioned not to place undue reliance on these forward-looking statements. This investor presentation also contains certain financial measures that are not recognized under International Financial Reporting Standards ( IFRS ), including Adjusted EBITDA excluding share based compensation, recurring revenue, and growth in constant currency. These non-IFRS measures should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS. These non-IFRS measures are not defined under IFRS, and other companies may calculate such measures differently or may use such measures for different purposes than Noventiq does, limiting the usefulness of such measures as comparative measures. Noventiq believes that these non- IFRS measures provide useful information to investors and others in understanding and evaluating the company's operating results and future prospects. However, the non- IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of Noventiq's results as reported under IFRS. 2

Noventiq drives digital transformation in high growth emerging markets, leveraging global expertise and partnerships to deliver superior local outcomes 3

At a glance Market Leading Expertise Global Scale Rapid Financial Growth We bring a portfolio of market-leading Focusing on markets projected to grow to $475M/$38M 38% software, cloud infrastructure, and FY24E Rev / adj. EBITDA ex.SBC technology services solutions to a global Revenue CAGR ~$500B by 2025*, operating in FY22A- FY24E customer base nearly 60 countries across Asia, Latin Guiding customers through their digital $402M/$30M America, Europe, and MENA transformation, we bring the emerging FY23A Rev / adj. EBITDA ex.SBC markets and leading technology providers together to drive global growth $248M/$35M FY22A Rev / adj. EBITDA ex.SBC Technology Partners Leading Customers Strategic M&A and World Class Team Strategic global partner with tech leaders We deliver solutions and services to Large and Mid-Size customers across the 16 emerging markets acquisitions expanding local expertise globally and leading sector consolidation wave The Noventiq platform covers a diverse customer base with ~90% of our revenue coming from ~1K customer accounts. 6,400 agile workforce provides global coverage, local Small customers served through low touch market relevance and customer intimacy, driving Noventiq Digital Platform and inside sales. retention, cross-sell and upsell opportunities Notes: Adjusted EBITDA excluding share based compensation 4 FY22 ended 3/31/22, FY23 year ended 3/31/23, FY24 year ending 3/31/24: $ in USD. Sources: Company data, *STAX (fka AMR International) Strategic Market Support Report.

Noventiq leads the adoption of technology Successful Proven Driving Model Leader Innovation Emerging markets are rapidly adopting Noventiq executes consistently Noventiq and its strategic technology proven technologies creating and delivers quality services to its partners like Microsoft are at the significant value for all users customers globally forefront of the next wave of innovation Cloud End-to-end Data & Analytics Enterprise Software & Cyber Security Customization Machine Learning Services Platforms Artificial Intelligence Noventiq is successfully delivering digital transformation at scale 5

At the heart of the Digital Transformation ecosystem Software Cyber and SaaS Security Professional Strong sales team channel & platforms Best-in-breed Delivering Business Partnerships Outcomes Cloud and Digital Solutions Infrastructure and Future Strategic Quality Services Workplace Services partnerships Hardware AI & Data Noventiq solves complex challenges in high-growth emerging markets 6

Noventiq has multiple levers of growth Market Centers of gravity: Microsoft & India (Core Market Focus) Expansion Portfolio Expansion Sales Channel Expansion Continued expansion Organic growth globally and within expansion aided identified strategic by strategic M&A emerging markets Breadth and depth of portfolio offering that is highly valued by customers Efficient sales engine, meeting customers India core market Modern-Infra where it is most focus, with Data & AI Acquisitions provide convenient for them expansion across Cybersecurity path to rapid south-east Asia and Future Workplace expansion in new and other key emerging App Modernization & existing markets Cross & upsell markets Customization Driving digital transformation across high growth emerging markets 7

Strategic growth with key partners in core geographies Noventiq: Revenue growth Noventiq: India revenue growth (Fiscal Year End 3/31) (Fiscal Year End 3/31) $90 $42 $475 $402 $18 $248 FY22A FY23A FY24E FY21A FY22A FY23A GP margin 47% 44% 41% CAGR 30% Broad based by segment… all 3 verticals growing Strong double digits Broad based by geography… particular strength in APAC & EMEA Noventiq: Microsoft billings growth Noventiq India: Microsoft billings growth (Fiscal Year End 3/31) (Fiscal Year End 3/31) Customer billings Customer billings $1,143 $876 $535 $449 $602 $254 FY21A FY22A FY23A FY21A FY22A FY23A 8 USD $M . *FY23 reported YoY growth

Led by a highly experienced team Leadership Team Board of Directors HERVÉ SERGEY JERRY HERVÉ TESSLER JACQUES GUERS TESSLER CHERNOVOLENKO LETTER CEO, member of Chairman of the Board CEO President & COO CFO & Head of INED the Board Corporate Development KARL ROBB SERGEY CHERNOVOLENKO • Former CFO & COO of Corner • IT industry veteran with over 25 • Former Xerox EVP and President of Independent COO, member of Growth Acquisition Corp. years of experience INED Non-Executive Director the Board International Operations leading • Over 25 years of experience • Developed business plans of Serving board member for EPAM operational teams across more than across U.S. public markets, several international 150 countries corporate finance, and global companies gaining significant • Former President of Developing MARC KASHER ROY HARDING operations and finance in senior multi-national experience Markets Operations and President of Independent Executive leadership roles, including as a Corporate Operations. INED Non-Executive Director Director member of Airbnb’s global • Former senior roles in Brazil / Latin leadership team America, Central & Eastern Europe, Israel and Turkey Board transition underway to result in a structure with an independent majority at De-SPAC Leadership and Board past experience MARINA SHVOEVA ATUL AHUJA GARETH TIPTON Global Chief Compliance Chief Human Chief Technology Resources Officer Officer Officer & VP Legal ANDREW MORRISON ROY HARDING STEVEN SALTER VP , Corporate SVP of Corporate VP, Strategic Operations Integrations Affairs 9

Key investment highlights 1 Leading enabler of digital transformation (DX) and cybersecurity 2 Global focus on high-growth emerging markets with significant India presence 3 Strategic tech partnerships including Microsoft & AWS widen competitive moat 4 Recognized leader across multi-cloud, software and AI 5 Consolidator with track record of successful M&A 6 Inclusive culture, industry-leading talent and exceptional local access 7 Rapidly expanding revenue with history of profitable growth 10

GLOBAL CAPABILITIES

Noventiq end-to-end solutions & services portfolio Software and hardware solutions provider Comprehensive Services Portfolio Software & Future Hardware Data & AI Cloud Workplace Modern Infrastructure Provide full suite of products Multiple revenue streams App Modernization Cybersecurity Services & Customization Subscription 42% 5% • High-proficiency• Own methodologies Software 12% • Deep expertise• External recognition $402M FY23 Revenue • Highest cloud statuses• Developed nation quality 13% • Digital platforms to • Proximity to customers 28% support customer success and talent Cloud Hardware 12

Market opportunity in global emerging markets * $5.3 Trillion 2025 Estimated Global IT Market Growing 8% CAGR 2021-2025 * ~$500 Billion Focus Markets India Market Focus 2025 estimated addressable IT market in emerging markets • 124% revenue CAGR FY21-23 • 4 Strategic acquisitions in 3 years $81 Billion* • CrowdStrike Partner of the year 2023 (VPS) India • Top Microsoft Partner Addressable IT Market 2025 • India's IT market is expected to grow at 11% p.a. to 2025 Within massive TAM - Noventiq focuses on large and high growth emerging markets 13 Sources: Company data. * STAX (fka AMR International) – Strategic Market Support Report

Large and growing emerging market opportunity – driven by cloud and software Large and growing underlying market… …with increasing digitalization from current levels Emerging Markets IT spend, $B USD IT Spend as % of GDP Addressing key pockets of growth CAGR ’21-’25E 24% $497 4.5% Cloud $355 10% 1.6% Software $89 2006A 2021A 2025E Target Markets Developed Markets Indexing to developed markets = penetration and growth upside 14 Sources: STAX (fka AMR International) Strategic Market Support, Emerging Markets IT Spend in 2006 based on AMR market sizing model.

Microsoft and Noventiq – key strategic partners Microsoft is the prime digital Microsoft partners with Microsoft – Noventiq partnership transformation tech vendor Noventiq in emerging markets is time-proven and successful globally and is the first choice in Microsoft channel split Total Microsoft emerging markets in emerging markets (Cloud) customer billings by Noventiq ($M) ** Direct 5% ~$45Bn $1,143 MSFT Emerging Indirect $876 Market Revenue* 95% $602 Note: $ in USD FY21 FY22 FY23 & Sources: *Microsoft Emerging Market revenue from Factset estimate – FY23 15 15 ** STAX (fka AMR International) – Strategic Market Support Report

Cloud adoption drives demand for solutions and services More cloud consumption helps drive more services, which drives more customer intimacy Cloud + Software demand provides entry …value-added Services and cross-sell point building recurring revenue base… expansion drive profitability Subscription Subscription Software Software 5% 10% 11% 12% Hardware Services Services 42% 11% $402M $176M 13% Cloud 41% FY23 Revenue FY23 Gross Profit 27% 28% Cloud Hardware Serving cloud demand allows for successful land & expand with additional profitable portfolio Note: Percentages are rounded. Recurring Revenue includes Subscription, Cloud and Noventiq’s own public and private cloud ser vices. 16

Comprehensive portfolio: Cloud Migrating customers with legacy infrastructure to the Cloud, leapfrogging customer capabilities, enhancing flexibility, scalability and operational efficiency on cloud-based systems Enable businesses to tailor the resources precisely to evolving needs, fostering a dynamic and Scalability responsive infrastructure for optimal performance and growth Security Measures Cloud environments tailored for effective data protection and regulatory adherence Cloud solutions & Cloud-centric solution for streamlined operations and enhanced focus on core objectives services Major Technology Case study: Cloud Migration Markets: India Problem: AllCargo's outdated hardware caused problems: absence of updates, security patches, and expired licenses, resulting in hardware failures and data loss Solution: • Reviewed legacy infrastructure and business needs, determined go-forward solutions • Modernized technology stack via Azure migration, established disaster recovery, ensuring backup compliance, enabled individual user access through Bastion services, and addressed DFS structure concerns 17

Comprehensive portfolio: Digital transformation Helping customers with leading DX solutions to modernize workflows, drive efficiency & innovation and improve security Future-of-work Building next-gen collaboration environments using best partners’ tech and our own products solutions & services Cybersecurity Securing digital assets & environments with comprehensive portfolio of solutions & services Software & Building digital solutions using the best software from key vendors, engineering and developing Customization applications, and delivering tools to better manage digital and software/IT assets services Case study: Data protection Major Technology Markets: Broader India Market Problem: Strictly regulated pharmaceutical customer had data security issues for highly sensitive information Solution: • Noventiq experts identified data security and regulatory vulnerabilities • Created a best-in class solution, incorporating partner technology from Forcepoint • Resulted in high level of data visibility and complete protection for Personally Identifiable Information (PII) and IP, in compliance with regulations 18

Comprehensive portfolio: Artificial Intelligence Bringing AI technology to customers with our own solutions and services to revolutionize insights and drive future growth Deep expertise with customer deployments across platforms Azure Fabric, AWS RedShift, Analytics & AI Google Big Query with Data Analytics & AI Industry focused AI enabled Solutions - CRM, Conversation AI Platform, Document Management Enterprise AI System Microsoft Copilot Cross industry AI enable with Copilot services around Workplace, GitHub & Security Generative Deploying Gen-AI with fluency of ChatGPT & enterprise-grade compliant knowledge & content AI at work Case study: Artificial intelligence Major Technology Markets: Central Europe Problem: Raiffeisen Bank wanted sophisticated CRM and compliant assistant for customers Solution: • Deploying Noventiq’s own IP – Weaver AI, Selecta AI CRM • Properly integrates with core banking and complies with industry regulations • Handles queries with very high precision, allowing customers to use the assistant for all their transactions without utilizing other channels 19

Proven ability to inspire corporate change Leveraging the platform we built to improve the lives of our employees across each of our markets globally Key Commitments Successful Outcomes Headquartered in London, ensuring higher oversight & global regulatory Strong corporate governance & standards compared to competitors in compliance provides robust framework as emerging markets a foundation for growth Invests in our people with in-market Partner of choice for global institutions training, competitive payroll and that seek institutional grade infrastructure benefits, and other programs similar to and frameworks developed market peers which drives stronger employee engagement Investing in local teams in markets provides strong reputational externalities Brings management best practices, within those communities diversity and inclusion to offices worldwide, preserving human rights and dignity in our workplace and beyond 20 Our ethos attracts talent

Our team is our competitive advantage Client intimacy is critical in diverse and emerging markets Engineers, Developers, Delivery and other IT specialists ~4,500 Motivated sales & marketing force ~940 Sales coverage & client intimacy in diverse markets, supported by high tech community with annual vendor accreditations Global & Local centralized SME’s (AWS & Azure India GDCs & field-based engineers & pre-sales experts (customer intimacy)) Localized support functions reflecting language, culture & decentralized country model … award-winning corporate …long history in the marketplace … driving a highly engaged workplace investing in with industry leading certified and successful team decentralized local talent globally… experts… across the entire globe ~30 years 600+ 76% Employee Experience in Microsoft Engagement Index IT market Certified Experts * Industry expertise and local talent enable our global success 21 Company data. Headcount stats as at 30 September 2023. *EEI August 2023.

Market Expansion Core - double down * * ✓ Rapid Growth in existing core markets $5.3 Trillion 2025 Estimated Global IT Market Development - scale growing 8% CAGR 2021-2025 ✓ Established presence, scaling rapidly Nascent & Future – invest * ~$500 Billion ✓ Presence, key market / TAM - Investment in scaling Focus Markets ✓ New territories 2025 estimated addressable IT market in emerging markets * $81 Billion Market focus India Addressable IT ✓ India is the core-market focus Market 2025 ✓ Additional rapid expansion across south-east Asia ✓ Key markets in Vietnam, Malaysia, Philippines ✓ 15% CAGR 2021-2025 (DX)✓ Targeted growth in select countries across EMEA, RoE and LATAM ✓ 24% CAGR 2021-2025 (Cloud) ✓ 10% CAGR 2021-2025 (Software) Organic & Inorganic growth ✓ Expansion within existing markets and into ✓ Successful track record new markets ✓ Strong M&A pipeline for expansion into new markets & products With massive TAM - Noventiq focuses on large and high growth emerging markets Sources: Company data. * STAX (fka AMR International) – Strategic Market Support Report

Established track record of successful acquisitions M&A driven growth provides path to rapid expansion in new and existing markets, fueling organic growth FY21 FY22 FY23 Scale in priority markets New geographies Vendor and service portfolio expansion Owned and Custom Developed Software Strong track record of M&A with robust pipeline for future inorganic growth 23 Note: Includes selected acquisitions completed by Noventiq.

Organic growth accelerated by acquisitions Case Study: Growing India from new entrant to market leader Strategic M&A provides multiple organic growth catalysts Noventiq India Revenue 1 Organic Growth Market Expansion 2 ($M) $90 Consistent execution drives Acquire strong companies in sustainable growth local markets to drive immediate scale • Launched in 2014 • Embee acquisition moved • 124% Revenue CAGR(FY21-23) $42 Noventiq to No 1 spot in • Driven by superior sales Microsoft solutions in India execution in organic growth $18 • Complementary geographic (151% CAGR before Embee presence and portfolio acquisition) $1 FY14 FY21 FY22 FY23 Portfolio Expansion Channel Expansion 3 4 Noventiq India: Microsoft billings growth Opportunities to cross-sell Expanded products and Customer billings more and bring more value capabilities broaden channel opportunities • Umbrella Infocare acquisition brought Noventiq to the • G7CR acquisition opened the forefront of Indian AWS market growing digital natives market $535 in India for Noventiq $449 • Strengthened Data & Analytics $254 • Led to the expansion of our • Acquisition of VPS brought a Global Delivery Center portfolio of cyber-sec services FY21A FY22A FY23A 24

FINANCIALS

Proven ability to grow rapidly in emerging markets Revenue by Geography Revenue $550M FY25E Adj. EBITDA excl. SBC $46M EMEA LATAM 34% 8% Revenue $475M FY24E Adj. EBITDA excl. SBC $38M $402M FY23A Revenue 26% APAC Revenue $402M 32% FY23A Adj. EBITDA excl. SBC $30M RoE Revenue $248M ~60 FY22A Adj. EBITDA excl. SBC $35M Countries Note: FY23 year ended 3/31/23, FY24 year ending 3/31/24, FY25 year ending 3/31/25: $ in USD. Reported YoY growth. 26 RoE represents Rest of Eurasia

Demonstrating fast growth and profitability at scale 1 Revenue Summary Gross Profit Summary (Fiscal year end 3/31) (Fiscal year end 3/31) Gross Profit % of Revenue $197 $176 $475 $402 $117 $248 47% 44% 41% FY22A FY23A FY24E FY22A FY23A FY24E 2 Operating Expense Adj. EBITDA excl. SBC Summary Operating Expense (Fiscal year end 3/31) (Fiscal year end 3/31) Investing at FY24 driven by Adj. EBITDA excl. SBC scale starting organic % of Revenue in the second growth, impact % of Revenue half of FY22 of M&A, and $159 and continuing return on $146 $38 through FY23 investments $35 $30 $82 33% 36% 33% 14% 8% 8% FY22A FY23A FY24E FY22A FY23A FY24E Note: FY22 year ended 3/31/22, FY23 year ended 3/31/23, FY24 year ending 3/31/24: $ in USD millions 1. Includes application of IAS 8 to restate Services costs into COGS 2. Excludes Depreciation, Amortization and One-time expenses 27

Supporting FY24 Adj. EBITDA excl. SBC forecast Adj. EBITDA excl. SBC FY22 – FY24 Bridge Related Notes (Fiscal year end 3/31) Related to business disruptions in 1 Ukraine, Belarus, Central Eastern Europe (“CEE”) and the Baltics due to Ukraine war 2 11 Corporate investment as a new (13) 2 38 standalone company 35 23 (2) (3) Investment in significant partnership projects with Microsoft and other 30 3 (10) vendors – became revenue generating in FY24 Business growth including the (5) 4 additional effect of onboarded companies Return on investment due to 5 profitability of projects with key vendors – related to Item 3 FY22 Geopolitical Growth Partnership Business FY23 Geopolitical HQ Business Partnership FY24 Investment Projects growth Investment growth Projects 1 2 3 4 1 2 4 5 Note: FY22 year ended 3/31/22, FY23 year ended 3/31/23, FY24 year ending 3/31/24: $ in USD millions 28

Summary results FY23 Q3YTD, FY24 Q3YTD 1 Revenue Gross Profit Gross Profit % of Revenue $341 $145 – 65.0% $280 $123 60.0% 55.0% 50.0% 45.0% 44% 40.0% 43% 35.0% 30.0% 9 Mths ended 12/31/22 9 Mths ended 12/31/23 9 Mths ended 12/31/22 9 Mths ended 12/31/23 2 Operating Expense Adj. EBITDA excl. SBC Operating Expense Adj. EBITDA excl. SBC % of Revenue % of Revenue $120 $25 $106 – $17 38% 7% 35% 6% 9 Mths ended 12/31/22 9 Mths ended 12/31/23 9 Mths ended 12/31/22 9 Mths ended 12/31/23 .Note: FY23 Q3YTD and FY24 Q3YTD results are as at 12/31/22 and 12/31/23 (unaudited). $ in USD millions 1. Includes application of IAS 8 to restate Services costs into COGS $38M LTM Q3 FY24 Adj. EBITDA excl. SBC 2. Excludes Depreciation, Amortization and One-time expenses 29

Key investment highlights 1 Leading enabler of digital transformation (DX) and cybersecurity 2 Global focus on high-growth emerging markets with significant India presence 3 Strategic tech partnerships including Microsoft & AWS widen competitive moat 4 Recognized leader across multi-cloud, software and AI 5 Consolidator with track record of successful M&A 6 Inclusive culture, industry-leading talent and exceptional local access 7 Rapidly expanding revenue with history of profitable growth 30

TRANSACTION STRUCTURE

Transaction summary Pro Forma Ownership Transaction Summary Key Terms Breakdown SPAC Sponsor • Noventiq to list on the Nasdaq• 1.5M sponsor shares released at de-SPAC 7.6% • 1.5M sponsor shares released pro-rata with $50M capital raised Existing Holders • $365M Pro Forma Total Enterprise Value 79.7% • 2M sponsor shares released at $14, $16, $18 (0.67M each) Public Investors • $395M Pro Forma Equity Market Cap 12.7% • 15M shares granted to existing shareholders (8M at $14, 4M at $16, 3M at $18) • 7.9x FY25E Adj. EBITDA • Sponsor receives 1 Board designee • Selling shareholders will roll 100% of their • Target cash raise of $50M, with no minimum cash requirement for closing existing shares • $106M total transaction cash to Noventiq’s Balance Sheet ($50M gross proceeds + $83M 1 1 existing cash – $27M Fees ) Pro Forma Valuation Sources & Uses Detail ($M) ($M, except per share) • Funds will be used to close strategic acquisitions and for organic growth initiatives including growing the sales team, driving technological integration with key partners, and Pro Forma Valuation at $10.00 per Share other working capital uses Noventiq Share Price at Closing $10.00 Pro Forma Shares Outstanding 39.5 Sources of Funds Uses of Funds Detailed Uses Pro Forma Equity Market Cap $395 Current Shareholder Equity Rollover $315 Current Shareholder Equity Rollover $315 M&A $17 Plus: Pro Forma Debt 76 SPAC Sponsor Promote $30 SPAC Sponsor Promote $30 Growth Investment (Sales Headcount Growth) $5 Less: Pro Forma Cash (106) Cash for Operations $2 SPAC & Additional Cash Raised $50 Pro Forma Cash on Balance Sheet $106 Pro Forma Total Enterprise Value $365 Working Capital $82 1 1 Existing Balance Sheet Cash $83 Est. Transaction Fees & Expenses $27 Current Total Cash Uses (PF Cash) $106 Noventiq Primary Valuation Metrics @ $10.00 Total Sources of Funds $478 Total Uses of Funds $478 TEV / 25E Adj. EBITDA 7.9x TEV / 24E Adj. EBITDA 9.6x Note: Cash and debt estimated as of March 31, 2024 1. Existing balance sheet cash has been adjusted as certain transaction fees & expenses have already been paid to date 32

Key market comparables FY24 EV/EBITDA 21.9x 19.4x 19.0x 14.4x Average: 13.3x 12.9x 9.6x 9.5x 8.3x 7.7x 6.8x FY25 EV/EBITDA 19.2x 17.5x 16.6x 13.3x Average: 12.1x 11.1x 9.8x 7.9x 7.5x 7.5x 6.3x Source: Bloomberg, as of March 8, 2024. Note: Assumes $38M FY24E Adj. EBITDA, $46M FY25E Adj. EBITDA and $365M total enterprise value for Noventiq. 33 EV/Sales and EV/EBITDA ratios are not defined or recognised under IFRS, and the Noventiq’s use and definition of these measures may vary from the other companies presented due to differences in accounting policies or differences in the calculation methodology. As a result, these figures should not be viewed as comparable or as a replacement for measures prepared and reported under IFRS. See “Safe harbor” on slide 2 of this presentation.

If you believe in Microsoft and Digital Transformation If you believe in high growth markets: India If you believe in AI and cybersecurity If you believe in local relevance Believe in Noventiq 34

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